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                         October 30, 2020

       Tyler B. Wilson, Esq.
       Chief Financial Officer and General Counsel
       Taronis Fuels, Inc.
       24980 N. 83rd Avenue, Ste. 100
       Peoria, Arizona 85383

                                                        Re: Taronis Fuels, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 23,
2020
                                                            File No. 333-249644

       Dear Mr. Wilson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

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